SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, August 13, 2012 – GOL Linhas Aéreas Inteligentes S.A. “GLAI”, (BM&Fbovespa: GOLL4 and NYSE: GOL), (S&P: B+, Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, announces today its results for the second quarter of 2012 (2Q12). All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the second quarter of 2011 and first quarter of 2012 (2Q11 and 1Q12). The results are consolidated and have included 100% of Webjet‘s results since October 3rd, 2011.

2Q12 HIGHLIGHTS

     In 2Q12, the Company began rationalizing domestic flights, leading to the discontinuation of approximately 130 daily flights operated by GOL and Webjet. Profitability was the main factor for determining the cuts, with longer routes and night flights being most affected. As a consequence of this strategic move, consolidated passenger revenue per available seat kilometer (PRASK) increased by 5.7% year-on-year.

     In April, the Company announced an organizational restructuring to adjust costs and the route network to the new macroeconomic environment, which resulted in 1,500 lay-offs.  These measures are in line with the Company’s strategic goals in regard to high safety standards, customer service excellency, intelligent process execution and operating efficiency and simplicity.

     In April, the Company received authorization from the National Civil Aviation Agency (ANAC) to provide conventional and electrostatic painting, weighing and recalibration services for other airlines in GOL’s Maintenance Center at Confins,  Belo Horizonte. It represents one more ancillary revenue source.

     In May, GOL was the first Brazilian airline to use the RNP-AR (Required Navigation Performance) approach system, which reduces noise, shortens flight times, saves fuel and, consequently, diminishes polluting emissions. RNP allows aircraft to make the best use of airspace due to more precise trajectories, without depending on ground-based radio navigation signals. This precision permits landing in weather conditions that would normally obligate aircraft to divert to other airports or cause airlines to cancel flights before departure. This is one more measure designed to increase operating efficiency.

WEBJET

      In 2Q12, Webjet recorded a load factor of 73.5%, very close to the 2Q11 figure of 73.9%. The operating performance of Webjet’s route network was chiefly due to reduced route overlap between GOL and Webjet, in accordance with the Preservation of Transaction Reversibility Agreement (APRO) entered into by VRG, Webjet and the Brazilian Antitrust Authority (CADE).

     In 2Q12, the Company returned the first of 15 Boeing 737-300 aircraft earmarked for devolution this year. In August, another three 737-300s were returned, totaling four so far. The replacement of Webjet’s fleet with younger, more modern and more fuel-efficient aircraft has increased the Company’s flexibility in regard to adjusting the route network, allowing both companies to adapt their capacity to the low economic activity and the unfavorable macroeconomic environment .

     GOL and Webjet were once again benchmarks for service provision quality in 2Q12. Webjet continued to record the industry’s highest punctuality indices, reaching the significant mark of 94.1% in the period, while GOL recorded the second highest ratio of 90.1%.  Both airlines are continuing with their joint effort to instill best practices.

     Webjet also headed the operational efficiency rankings, with 82% of its passengers checking in remotely. GOL's ratio was around 45%.

     The acquisition of Webjet is still awaiting approval by CADE, the Brazilian Anti-trust Authority.

SMILES

     In May, SMILES announced the launch of a new flight to Miami exclusively for its clients. The new operation, which is not part of the regular route network, began on July 7th and will last until mid-August. It proved so successful that 100% of seats were sold. The new product offered to SMILES members is just one of a series of Company initiatives designed to strengthen and consolidate the loyalty program.

     In June, GOL and Qatar Airways announced the Frequent Flyer agreement, an extension of the existing codeshare agreement between the two companies. The partnership allows participants in GOL’s SMILES and Qatar’s Privilege Club loyalty programs to accumulate miles on all flights operated by the two groups. They will also be able to redeem tickets shortly. GOL also maintains codeshare and Frequent Flyer agreements with Delta Airlines, Air France, KLM and American Airlines.

     SMILES announced the launch of an unprecedented product for the domestic market: Miles Purchase. Through the program’s website, participants can purchase from 1,000 up to 40,000 miles and exchange them for airline tickets. Previously, this was only possible via the transfer of credit card points by purchasing products from partner companies or through the program’s promotions. With this new product, miles are credited immediately after payment is made by credit card.  This is yet another SMILES product aimed at strengthening perception of the brand in this business segment.

     SMILES closed 2Q12 with 8.7 million members, around 12% up than it was on 2Q11. During the quarter, SMILES recorded a substantial 53% upturn in the number of miles redeemed for use on its global partners’ international route networks, chiefly due to the creation of an online mile redemption platform with these partners at the beginning of 2012. This initiative helped further improve customers’ perception of greater mile redemption facility.

     In May, The Wall Street Journal published the findings of a airline websites survey conducted annually by the travel consultancy IdeaWorks Co to determine the effectiveness of mileage programs in terms of seat availability at the time of mile redemptions, the lack of such seats being the cause of persistent customer complaints. A total of 23 airline sites were checked between June and October 2011 and SMILES was ranked third overall and best in Brazil, with a 97.1% availability-on-redemption ratio.

     GOL remains focused on building an exclusive business unit to monitor and manage Smiles.  The strengthening of the program will allow GOL to tap into a new market and expand its revenue base. Like the aviation market itself, growth of the mileage market is directly correlated with the expansion of Brazil’s emerging middle class and the continuing growth of credit, factors which the Company has already incorporated into its business model.

SUBSEQUENT EVENTS

     In July, Paulo Kakinoff was appointed as GOL’s new CEO. Constantino de Oliveira Junior became Chairman of the Board of Directors and will play a strategic role in deciding GOL’s direction going forward.

          Paulo Kakinoff took up office as GOL’s Chief Executive Officer on July 2, 2012, after serving as an independent member of the Company’s Board of Directors since January 2010. Previously, he was CEO of Audi Brasil, having worked in the auto industry for 18 years as Sales & Marketing Officer at Volkswagen do Brasil and Head of South America at the Volkswagen Group’s headquarters in Germany. At GOL, in addition to his position as CEO, he is a member of the People Management & Corporate Governance Committee, Risk Committee, and Financial Policy Committee. He holds a bachelor’s degree in Business Administration from Mackenzie University.

     On July 17, 2012, the economist and engineer Leonardo Pereira, GOL’s Vice-President of Finance & Strategy and Investor Relations Officer, was appointed President of the Brazilian Securities and Exchange Commission (CVM) by Finance Minister Guido Mantega, is being subject to approval by the Brazilian Federal Senate. As a result, he resigned as Investor Relations Officer on July 24, 2012. A Board of Directors meeting on the same date elected Edmar Prado Lopes Neto as Investor Relations Officer, adding this responsibility to his current duties as Financial Officer. Mr. Pereira will continue as the Company’s Vice-President of Finance & Strategy until the Senate procedures have been concluded.

          Edmar Lopes joined the Company in 2011 as Capital Markets Officer. He holds a degree in Civil Engineering from the Federal University of Rio de Janeiro (UFRJ) and worked for 13 years at Organizações Globo, having served as Treasury Officer of Net Serviços de Comunicação from 2005 to 2011 and as Planning Manager of the Roberto Marinho Foundation from 1998 to 2005. He has worked for several national and multinational firms and has more than 25 years of experience in the financial area.

     Leonardo Pereira’s appointment confirms GOL’s strategy of maintain and improve a high standard of corporate governance in the national and international capital markets. The internal election of Edmar Lopes as Investor Relations Officer will ensure the continuity of the work begun by Leonardo Pereira.

     The Board of Directors’ Meeting held on August 13, 2012, ratified the capital increase proposed on December 21, 2011. All in all, 8,326,782 shares from a total of 13,445,235 were subscribed, resulting in a partial capital increase of R$183.2mn. The remaining 5,118,453 unsubscribed shares will be canceled in accordance with the original proposal.

Message from Management

The Company’s second-quarter results reflect the unfavorable macroeconomic scenario for the civil aviation sector. High fuel costs, depreciation of the real against the dollar, which has a direct impact on 55% of the Company’s operating expenses, and higher costs with Brazilian aviation fees, all had a substantial effect on GOL’s results as well as on the domestic air transport industry as a whole. Accordingly, the Company revises in this quarter earnings release its financial guidance for 2012, but maintains its ex-fuel cost estimate stable despite this scenario.

In response to this scenario, GOL resized its route network, cutting around 130 loss-making flights, and streamlined its operational structure, workforce and fixed costs. The positive results of these measures should become apparent mainly on the second half of 2012. In addition, a joint operation with Webjet, a highly efficient airline operationally and with the same DNA as GOL, constitute an opportunity for further developing even more a competitive advantage conferred by the Company’s costs. In 2Q12, R$25 million in operational synergies between the two airlines were identified, especially regarding costs with aircraft maintenance, fuel and improvements to the sales channel through an interline agreement between the two firms. All in all, the Company has captured operational synergy gains of around R$48 million since joint operations began.

GOL continues to prioritize safe passenger transportation through its young and modern fleet, in addition to being a benchmark for aircraft maintenance. It also remains focused on providing excellent service, thereby ensuring a pleasant flying experience and the satisfaction of its customers. In 2Q12, Webjet and GOL further enhanced this feeling of satisfaction by coming as first and second, respectively, in the domestic industry punctuality rankings for the second consecutive quarter. Convenience is another Company priority. Around five million of Webjet’s and GOL’s passengers enjoyed the convenience of remote check-in during the quarter.

The Company also maintained a solid financial and cash position, enabling it to overcome a challenging macroeconomic scenario, having closed 2Q12 with total cash of around R$1.9 billion.

The quarter’s internal changes were designed to ensure the continuity and development of a sustainable long-term strategy. The downsizing of the route network will ensure that GOL adapts to the new domestic market growth parameters and the structural adjustments will lead to a simpler and more streamlined operation. Management remains confident in opportunities in Brazil’s aviation market, one of the most under-penetrated in the world, and believes in the resilience and sustainable growth of national economy for the coming years.

GOL wishes to thank its Team of Eagles for their hard work, motivation and commitment to helping GOL remain the best company to travel with, work for and invest in.

Paulo Sérgio Kakinoff | CEO of  GOL Linhas Aéreas Inteligentes S.A.

Constantino de Oliveira Junior | Founder and Chairman of the Board of GOL Linhas Aéreas Inteligentes S.A.

AVIATION MARKET – INDUSTRY

Domestic aviation industry supply and demand increased by 5.5% and 7.4%, respectively, over 2Q11, with an average load factor of 70.6%, versus 69.4% in 2Q11 (up by 1.2 p.p.).   In the first half, domestic supply and demand moved up by 8.4% and 7.2%, respectively, over 1H11, confirming the industry’s trend towards more conservative supply additions and the creation of a more sustainable sector in the long term.

TOTAL SYSTEM - INDUSTRY (billion)	2Q12	2Q11	% Var.	1H12	1H11	% Var.
Supply (ASK)	37.2	35.8	3.9%	76.5	72.1	6.1%
Demand (RPK)	27.0	25.6	5.4%	55.2	52.2	5.8%
Load Factor	72.7%	71.7%	+1.0pp	72.2%	72.4%	-0.2pp
DOMESTIC MARKET	2Q12	2Q11	%Var.	1H12	1H11	%Var.
Supply (ASK)	29.2	27.6	5.5%	60.2	55.5	8.4%
Demand (RPK)	20.6	19.2	7.4%	42.1	39.3	7.2%
Load Factor	70.6%	69.4%	+1.2pp	70.0%	70.8%	-0.8pp
INTERNATIONAL MARKET	2Q12	2Q11	%Var.	1H12	1H11	%Var.
Supply (ASK)	8.0	8.2	-1.4%	16.2	16.5	-1.8%
Demand (RPK)	6.4	6.5	-0.4%	13.0	12.9	1.3%
Load Factor	80.0%	79.2%	+0.8pp	80.3%	77.8%	+2.4pp

Data from the Brazilian Civil Aviation Agency (Anac). The 2Q11 operating figures were recalculated in accordance with the current DCA Manual.

AVIATION MARKET – PRO-FORMA CONSOLIDATED DATA (GOL + Webjet)

The information below refers to GOL and Webjet’s pro-forma route network, i.e. including Webjet’s traffic data in 2Q11.  Pro-forma figures are used to ensure better comparisons of the Company’s route network trends.

TOTAL SYSTEM GOL+ WEBJET PRO-FORMA (billion)	2Q12	2Q11	% Var.	1H12	1H11	% Var.
Supply (ASK)	12.5	12.7	-1.9%	26.5	26.3	0.6%
Demand (RPK)	8.7	8.6	1.6%	18.2	18.3	-0.6%
Load Factor	69.5%	67.1%	+2.4pp	68.7%	69.5%	-0.8pp
DOMESTIC MARKET	2Q12	2Q11	%Var.	1H12	1H11	%Var.
Supply (ASK)	11.5	11.8	-2.2%	24.5	24.0	2.0%
Demand (RPK)	8.1	8.0	1.6%	16.9	16.8	0.2%
Load Factor	70.3%	67.6%	+2.6pp	69.0%	70.3%	-1.3pp
INTERNATIONAL MARKET	2Q12	2Q11	%Var.	1H12	1H11	%Var.
Supply (ASK)	1.0	1.0	1.9%	2.0	2.4	-13.8%
Demand (RPK)	0.6	0.6	1.3%	1.3	1.5	-9.4%
Load Factor	60.7%	61.1%	-0.3pp	64.4%	61.3%	+3.1pp

    Data from the Brazilian Civil Aviation Agency (Anac). The 2Q11 operating figures were recalculated in accordance with the current DCA Manual.

SUPPLY (ASK)

Supply on GOL’s pro-forma domestic route network fell by 2.2% over 2Q11, chiefly due to the flight rationalization strategy adopted by the Company as of March 2012. GOL and Webjet jointly offer around 970 daily flights, close to the figure in 2Q11, when GOL did not have Webjet as a VRG subsidiary.

The reduction in its operational structure reinforces GOL’s commitment to ensuring a sustainable aviation market in the long term and resuming positive operating margins in the short term, despite the challenging economic scenario due to exchange rate and fuel price volatility.

In the same period, international supply moved up by 1.6%, chiefly due to the period increase in charter flights, especially to Orlando and Bariloche.

DEMAND (RPK) and LOAD FACTOR

GOL’s demand moved up by approximately 1.6%, chiefly due to the modest growth of Brazil’s economy in the first half of 2012, which, combined with the 1.9% period decline in ASK, increased the load factor by 2.4  p.p. This result reflects the Company’s efforts to rationalize a market that had been growing in an unsustainable manner and underlines the Company’s long-term strategy.

CONSOLIDATED OPERATING INDICATORS (GOL and Webjet)

The following indicators do not consider Webjet in 2Q11 and 6M11.

Consolidated Operating Indicators	2Q12	2Q11	% Var.	1H12	1H11	% Var.
RPK (in Bn)*	8.7	7.5	15.3%	18.2	16.2	12.5%
GOL	7.6	7.5	0.4%	15.7	16.2	-2.9%
Webjet	1.1	na	na	2.5	na	na
ASK (in Bn)*	12.5	11.4	10.0%	26.5	23.5	12.6%
GOL	11.0	11.4	-3.4%	23.2	23.5	-1.5%
Webjet	1.5	na	na	3.3	na	na
Load Factor*	69.5%	66.3%	3.2%	68.7%	68.7%	0.0%
GOL	69.0%	66.3%	2.6%	67.7%	68.7%	-1.0%
Webjet	73.5%	na	na	75.5%	na	na
Revenue Passengers (’000)	9,532	8,224	15.9%	19,436	16,820	15.6%
GOL	8,279	8,224	0.7%	16,746	16,820	-0.4%
Webjet	1,252	na	na	2,689	na	na
Productivity (Block Hour/Day)	12.0	13.0	-7.9%	12.3	13.2	-6.7%
GOL	12.3	13.0	-5.7%	12.6	13.2	-4.6%
Webjet	10.5	na	na	10.9	na	na
Departures (000)	85,529	74,608	14.6%	178,912	150,222	19.1%
GOL	73,406	74,608	-1.6%	152,810	150,222	1.7%
Webjet	12,123	na	na	26,102	na	na
Stage Length (km)	866	893	-3.0%	877	889	-1.3%
GOL	876	893	-1.9%	887	912	-2.7%
Webjet	803	na	na	821	na	na
Average Operating Aircraft	129	109	18.7%	133	110	21.3%
GOL	109	109	0.0%	112	110	1.8%
Webjet	20	na	na	21	na	na
Fuel Consumption (mm)	403	358	12.4%	848	740	14.6%
GOL	348	358	-2.9%	727	740	-1.7%
Webjet	55	na	na	121	na	na
Employee	18,966	18,691	1.5%	18,966	18,691	1.5%
GOL	17,209	18,691	-7.9%	17,209	18,691	-7.9%
Webjet	1,757	na	na	1,757	na	na

* The 2Q11 and 1H11 operating figures were recalculated in accordance with the current DCA Manual.

CONSOLIDATED INCOME STATEMENT

NET REVENUE

Net revenue came to R$1,830.7mn in 2Q12, 16.9% up on the R$1,566.3mn reported in 2Q11, mainly due to the 15.3% period increase in total demand. Total net revenue per ASK (RASK) grew by 6.3% compared to 2Q11.

Net Revenue (R$ MM)	2Q12	2Q11*	% Var.	1H12	1H11*	% Var.
Net Revenue	1,830.7	1,566.3	16.9%	3,996.7	3,462.1	15.4%
Passenger	1,602.0	1,378.6	16.2%	3,526.3	3,082.4	14.4%
Ancillary	228.7	187.8	21.8%	470.5	379.6	23.9%

Net Revenue - RASK (R$ MM)	2Q12	2Q11*	% Var.	1H12	1H11*	% Var.
Net Revenue - RASK	14.64	13.77	6.3%	15.08	14.71	2.5%
Passenger - PRASK	12.81	12.12	5.7%	13.31	13.10	1.6%
Ancillary	1.83	1.65	10.8%	1.78	1.61	10.1%

*2Q11 and 1H11 figures do not include Webjet.

     The 16.9% positive year-on-year variation in net passenger revenue was chiefly due to the 15.3% upturn in consolidated demand. PRASK moved up by 5.7%, due to the 3.2 p.p. increase in  the load factor and the 0.8 p.p. improvement in yield.

     Ancillary revenue came to R$228.7mn, 21.8% up on the R$187.8mn recorded in 2Q11, accounting for 12.5% of total net revenue (versus 12.0% in 2Q11). This increase was due to: (i) the 57.0%  upturn in revenue from flight rebooking charges, no show, passenger services and ticket cancellations, due to the increase in fees for these services in the first half of 2012 and 16.0% upturn in passenger transported in the period; (ii) the 55.0% rise in excess baggage revenue, also due to the higher number of passengers; and (iii) the 50.0% upturn in charter revenue due to the increased number of charter flights, especially to Orlando and Bariloche. Consolidated ancillary revenue per ASK increased by 10.8% year-on-year.

CONSOLIDATED OPERATING COSTS AND EXPENSES

Total consolidated operating costs and expenses stood at R$2,185.3mm, 19.0% more than in 2Q11. Total CASK came to 17.48 cents (R$), 8.2% up year-on-year, while CASK ex-fuel stood at 10.12 cents (R$), up by 4.0%, chiefly due to: (i) the 23.0% average depreciation of the real against the dollar, which had a negative impact on the Company’s dollar-pegged expenses; (ii) the reduced dilution of fixed costs in the quarter due to the flight rationalization strategy, which reduced GOL's domestic capacity by 3.4%, or 1.9% pro-forma consolidated data (considering Webjet in 2Q11); and (iii) higher fees following the increase in airport fees during the second half of 2011.

Operating Expenses per ASK*	2Q12	2Q11*	% Var.	1H12	1H11*	% Var.
Aircraft fuel	(7.36)	(6.43)	14.5%	(7.06)	(5.95)	18.7%
Salaries, wages and benefits	(3.19)	(3.39)	-5.8%	(3.04)	(3.17)	-3.8%
Aircraft rent	(1.28)	(0.99)	29.5%	(1.14)	(1.02)	11.3%
Sales and Marketing	(0.76)	(0.79)	-3.3%	(0.71)	(0.77)	-7.9%
Landing Fees	(1.08)	(0.85)	26.8%	(1.05)	(0.77)	35.3%
Aircraft and Traffic Servicing	(1.05)	(1.03)	2.0%	(0.96)	(0.96)	0.2%
Maintenance, Materials and Repairs	(0.85)	(0.79)	7.3%	(0.63)	(0.72)	-12.2%
Depreciation and Goodwill Amortization	(1.06)	(0.80)	32.5%	(0.95)	(0.77)	23.3%
Other Operating Expenses	(0.85)	(1.10)	-22.4%	(0.85)	(1.16)	-26.6%
Total CASK	(17.48)	(16.15)	8.2%	(16.40)	(15.29)	7.2%
CASK Ex-Fuel	(10.12)	(9.73)	4.0%	(9.33)	(9.34)	-0.1%

Operating Expenses (R$ MM)	2Q12	2Q11*	%Var.	1H12	1H11*	%Var.
Aircraft Fuel	(920.2)	(730.9)	25.9%	(1,871.8)	(1,400.0)	33.7%
Salaries, Wages and Benefits	(399.3)	(385.3)	3.6%	(806.6)	(744.7)	8.3%
Aircraft Rent	(160.2)	(112.5)	42.4%	(301.9)	(240.8)	25.4%
Sales and Marketing	(95.2)	(89.4)	6.4%	(188.1)	(181.3)	3.7%
Landing Fees	(134.9)	(96.8)	39.4%	(277.1)	(181.9)	52.3%
Aircraft and Traffic Servicing	(130.9)	(116.7)	12.2%	(254.2)	(225.3)	12.8%
Maintenance, Materials and Repairs	(105.8)	(89.6)	18.0%	(167.0)	(169.0)	-1.1%
Depreciation and Amortization	(132.1)	(90.7)	45.7%	(251.0)	(180.8)	38.8%
Other Operating Expenses	(106.8)	(125.2)	-14.7%	(226.4)	(273.8)	-17.3%
Total Operating Expenses	(2,185.3)	(1,837.2)	19.0%	(4,344.1)	(3,597.6)	20.7%
Operating Expenses Ex-Fuel	(1,265.1)	(1,106.2)	14.4%	(2,472.3)	(2,197.6)	12.5%
*2Q11 and 1H11 figures do not include Webjet

     Aircraft fuel costs per ASK totaled 7.36 cents (R$) in 2Q12, 14.5% up on 2Q11.  Jet fuel price (QAV) is obtained from the moving average of the variations in the exchange rate and international fuel prices between the 24th day of the month and the 25th day of the subsequent month. The period upturn was chiefly due to the 11.9% increase in the per-liter jet fuel price, which reached its highest ever level, and the 12.4% consolidated upturn in fuel consumption. Fuel expenses accounted for around 42% of  GOL’s total consolidated expenses in 2Q12 (versus 39.8% in 2Q11).

     Salaries, wages and benefits per ASK came to 3.19 cents (R$) in 2Q12, 5.8% down over 2Q11.  In nominal terms, however, there was a 3.6% upturn. The normalization in this line’s growth was due to the Company’s decision to resize its workforce in order to maintain its disciplined business plan, thereby ensuring sustainability for the coming years.

     Aircraft leasing costs per ASK stood at 1.28 cents (R$), 29.5% up compared to 2Q11. In nominal terms, it moved up by 42.4%, due to the incorporation of 17 Webjet aircraft under operational leasing contracts into GOL’s result (one 737-300 was returned in the quarter) and the 23.0% average period depreciation of the real against the dollar. The Company closed the quarter with 99 aircraft under operational leasing, versus 80 at the end of 2Q11.

     Sales and marketing expenses per ASK totaled 0.76 cents (R$), 3.3% down on 2Q11. In nominal terms, however, they moved up by 6.4%, chiefly due to the period upturn in sales volume.

     Landing costs per ASK stood at 1.08 cents (R$), 26.8% up over 2Q11, primarily due to: (i) the negative impact of the new navigation fee calculation methodology introduced by Infraero at the end of 2011; (ii) the 3.0% reduction in the average stage length, pressuring the cost per ASK of this expense; (iii) the 14.6% increase in the number of departures; and (iv) the 23.0% average depreciation of the real against the dollar, which had an adverse impact on the Company’s international operations.

     Aircraft and traffic servicing expenses per ASK increased by 2.0% over 2Q11 to 1.05 cents (R$), due to: (i) the 3.0% reduction in the average stage length, pressuring the cost per ASK of this expense; (ii) the 14.6% upturn in the number of arrivals and departures – operational volume impacts expenses from handling, collection and forwarding, among others; and (iii) the 23.0% average depreciation of the real against the dollar, which had an adverse impact on the Company’s international operations.

     Maintenance, materials and repairs per ASK came to 0.85 cents (R$), 7.3% up year-on-year, chiefly due to: (i)  the 23.0% average depreciation of the Real against the Dollar, given that most maintenance expenses are dollar-pegged; and (ii) the increased number of engine removals (14 in 2Q12, versus 8 in 2Q11). Maintenance expenses were partially offset by progress in relation to the engine maintenance agreement entered into with Delta Techops.

     Depreciation and amortization per ASK increased by 32.5% over 2Q11 to 1.06 cents (R$), due to: (i) the higher number of aircraft under financial leasing (45 in 1Q12, versus 41 in 2Q11); (ii) the addition of six Boeing 737-300s from Webjet owned by the Company; and (iii) the upturn in the depreciation of estimated aircraft reconfiguration costs which will be incurred when the aircraft are returned, and costs from improvements related to major engine maintenance established in the contracts.

     Other operating expenses per ASK fell by 22.4% year-on-year, reaching 0.85 cents (R$), versus 1.10 cents (R$) in 2Q11, due to non-recurring expenses of approximately R$40 million in 2Q11. Excluding these non-recurring items, other operating expenses per ASK moved up by around 25%, due to:  (i) the 14.6% increase in arrivals and departures, which impacted the variable expenses making up this line (crew travel, accommodation, daily expenses and others); and (ii) the 23.0% average depreciation of the real against the dollar, which had an adverse impact on the Company’s international operations.

OPERATING RESULT

The 2Q12 consolidated operating result (EBIT) was a negative R$354.6mn, with a negative operating margin of 19.4%, versus the negative R$270.8mn and negative margin of 17.3% recorded in 2Q11. This result was mainly due to the 23.0% average depreciation of the real against the dollar (which had a negative impact on the Company’s dollar-pegged costs), the period increase (higher than expected) in fuel expenses and the increase in landing fees in the country’s main airports.

In 2Q12, the Company registered its highest ever per-liter jet fuel price (fuel expenses/fuel consumption) of R$2.28. The effect of the depreciation of the real against dollar in the consolidated operating result and the impact of the fuel increase was approximately R$325.0mn.  In response to this scenario, in 2Q12 GOL rationalized its route network and workforce in order to bring them into line with the industry’s new growth situation. These measures will guarantee GOL’s sustainability in the short and medium term and ensure the resumption of positive operating margins despite the challenging scenario.

EBITDAR (R$ million)	2Q12	2Q11*	% Var.	1H12	1H11*	% Var.
Net Revenue	1,830.7	1,566.3	16.9%	3,996.7	3,462.1	15.4%
Operating Costs and Expenses	(2,185.3)	(1,837.2)	19.0%	(4,344.1)	(3,597.6)	20.7%
EBIT	(354.6)	(270.8)	31.0%	(347.4)	(135.5)	156.3%
EBIT Margin	-19.4%	-17.3%	-2.1pp	-8.7%	-3.9%	+1.2pp
Depreciation and Amortization	(132.1)	(90.7)	45.7%	(251.0)	(180.8)	38.8%
EBITDA	(222.6)	(180.1)	23.6%	(96.3)	45.3	nm
EBITDA Margin	-12.2%	-11.5%	-0.7pp	-2.4%	1.3%	nm
Aircraft Rent	(160.2)	(112.5)	42.4%	(302)	(241)	25.4%
EBITDAR	(62.4)	(67.6)	-7.7%	205.5	286.0	-28.1%
EBITDAR Margin	-3.4%	-4.3%	+0.9pp	5.1%	8.3%	-0.4pp

          *2Q11 and 1H11 figures do not include Webjet.

In the first half of 2012, GOL managed to increase its total net revenue per available seat kilometer (RASK) by 2.5% year-on-year, while maintaining CASK ex-fuel at 9.3 cents (R$), despite the more challenging scenario caused by:  (i) an economic slowdown; (ii) the reduced dilution of operating costs due to flight rationalization; (iii) the 14.4% average depreciation of the real against the dollar, which impacted the Company’s dollar-denominated costs (around 55% of total costs), including fuel, aircraft leasing, maintenance and fleet insurance; and (iv) higher landing fees in Brazil.

In order to increase efficiency, ensure that costs are compatible with its new capacity and improve route network profitability, GOL discontinued around 130 flights and 1,500 jobs. It also centralized its operations in the country’s highest-traffic regions (South and Southeast).  As a result, GOL and Webjet closed 2Q12 with around 126 employees per aircraft, versus 141 in 2Q11 (pro-forma figure considering Webjet in 2Q11).

These adjustments, especially those in the first half of 2012, should ensure CASK ex-fuel of between 9.0 and 9.6 cents (R$) this year, compatible with GOL's business model despite the challenging macroeconomic scenario.

HEDGE RESULT

The Company uses hedge accounting for its derivative instruments accounting. In 2Q12, the Company recognized an accounting net loss of R$24.8 million in hedge operations.

Hedge Results (R$MM)	WTI	Foreign Exchange	Interest Rate	Total
Subtotal – Designed for Hedge Accounting	(51)	-	(1,2)	(52,2)
Subtotal – Non-designed for Hedge Accounting	-	27,4	-	27,4
Total	(51)	27,4	(1,2)	(24,8)
OCI (gross value)	-	27,4	-	27,4

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked.  The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods.

Among which, R$6.8 million were recognized in the operating result and R$17.9 million in the financial result (more information on the financial result section).

Hedge Results (R$MM)	WTI	Foreign Exchange	Interest Rate	Total
Financial Result	(44,1)	27,4	(1,2)	(17,9)
Operational Result	(6,8)			(6,8)
Total	(51)	27,4	(1,2)	(24,8)

        Fuel: fuel consumption hedge transactions, which are effected through derivative contracts related to crude oil and its by-products (WTI, Brent and Heating Oil), generated losses of R$51mn in the quarter. Of this total, losses of R$10mn from contracts maturing in 2Q12 and losses of R$41mn from contracts maturing in the future.

        Foreign Exchange: foreign exchange hedge transactions designed to protect the Company’s cash flow generated gains of R$27.4mn, which were booked under the financial result.

        Interest: swap transactions to protect cash flow from aircraft leasing against an increase in interest rates generated a net expense of R$1.2mn, which was booked under the financial result.

The table below shows the nominal value of derivatives contracted as a hedge against future expenses, the derivatives’ average contracted rate and the percentages of hedged fuel exposure on an accrual basis on June 30, 2012:

National Contract Value per period	3Q12	4Q12	1Q13	2Q13	3Q13-1Q15
FUEL
National Volume in Barrels ('000)	1,302	422	202	139	1,794
Price per Barrel (US$)*	113.78	110.06	113.43	112.13	104.48
Percentage of Protected Exposition	31%	10%	5%	3%	6%
Mark-to-Market Value R$MM	299.4	93.9	46.3	31.5	378.9
FOREIGN EXCHANGE
National Volume in Barrels ('000)	126.5	-	-	-	-
Price per Barrel (US$)*	2.08	-	-	-	-
Percentage of Protected Exposition	20%	-	-	-	-
Mark-to-Market Value R$MM	262.6	-	-	-	-

* Weighted average of derivative strike prices.

** On 6/30/2012, the exchange rate was R$2.0213 / US$1.00.

All the financial instruments used for hedging purposes in this quarter consisted of Brent call options, Brent swaps, Libor interest rate swaps, and dollar futures and options traded on the stock exchange. GOL focuses on a simplified derivative structure, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

NET FINANCIAL RESULT

The 2Q12 consolidated net financial result was an expense of R$450.3mn, 417.5% higher than the net expense of R$87.0mn recorded in 2Q11.

Financial Result (R$ MM)	2Q12	2Q11*	% Var.	1H12	1H11*	% Var.
Interest expenses	(109.5)	(86.7)	26.3%	(222.3)	(176.2)	27.2%
Financial leasing	(26.9)	(20.0)	34.5%	(50.5)	(41.6)	23.8%
Interest expenses	(82.6)	(66.7)	23.8%	(171.8)	(134.6)	28.2%
Exchange variation	(332.8)	27.0	nm	(260.1)	96.8	nm
Financial revenue	28.4	33.4	-14.8%	60,1	67.6	-9.4%
Hedge Results	(17.8)	(62.9)	-71.6%	1,7	(93.5)	nm
Others	(18.6)	2,1	nm	(52.9)	(7.5)	593,7%
Net Financial Result	(450.3)	(87.0)	417.5%	(473.5)	(112.8)	319.7%

*2Q11 and 1H11 figures do not include Webjet

        Interest expenses totaled R$109.5mn, 26.3% up on 2Q11, primarily due to: (i) the 23.0% average depreciation of the real against the dollar; (ii) higher interest expenses from the 5th debenture issue in June 2011; (iii) the greater number of aircraft under financial leasing (45 in 2Q12, versus 41 in 1Q11); and (iv) the booking of interest from new funding operations. These expenses were partially offset by the period reduction in the benchmark interest rate (SELIC), which had an impact on the Company’s real-denominated debt.

        The exchange variation generated an expense of R$332.8mn, versus a gain of R$27.0mn in 2Q11, due to the negative impact of the 11.0% depreciation of the real against the dollar between 1Q12 and 2Q12 on the Company’s dollar-denominated liabilities (70% of the total in 2Q12).  Most of these expenses (approx. 92%) are non-cash (in the short term), as most of the Company’s foreign-currency-denominated debt matures as of 2017.

        Financial revenue totaled R$28.4mn in 1Q12, 14.8% down on the R$33.4mn recorded in 2Q11, mainly due to the decline in the average CDI interbank rate, in turn caused by the reduction in the SELIC, and the lower volume of cash  invested in the period.

        Other financial expenses totaled R$18.6mn in 2Q12, versus a gain of R$2.1mn in 2Q11, chiefly due to the second installment of expenses related to the waiver of debentures and other financial expenses totaling approximately R$6.0 million related to adjustments to the present value of Webjet’s liabilities.

INCOME TAX

Income tax represented a credit of R$89.9 million in 2Q12, versus an expense of R$0.9mn in 2Q11. The credit in the deferred line was chiefly due to the end-of-period depreciation of the real against the dollar and the addition of four aircraft under financial leasing, which generated a positive deferred tax benefit  due to the temporary difference on the financial leasing exchange variation.

Income Taxes (R$)	2Q12	2Q11	% Var.	1H11	1H12	% Var.
Current Income Tax	5.3	3.8	39.5%	(4.6)	(19.6)	76.5%
Deferred Income Tax	84.6	(4.7)	nm	69.0	(21.3)	nm
Net Financial Results	89.9	(0.9)	nm	64.4	(40.9)	nm

*2Q11 and 1H11 figures do not include Webjet

NET INCOME (LOSS)

GOL posted a net loss of R$715.1mn in 2Q12, with a negative net margin of 39.1%, versus a net loss of R$358.7mn and a negative net margin of 22.9% in 2Q11, chiefly due to the period operating result, in turn mainly due to the 23.0% average depreciation of the real against the dollar variation and jet fuel prices, which reached their highest ever level for GOL, resulting in a negative effect of about R$325 million in the operating income. Further negative pressure came from exchange variation expenses of R$332.8mn in the net financial result, mostly non-cash, also due to depreciation of the real.

The combined effect of foreign exchange impact on the operating and financial results came in an amount of R$658 million or about 92% of the net loss for the 2Q12.

CONSOLIDATED FINANCIAL INDICATORS

Operating Data	2Q12	2Q11*	% Var.	1H12	1H11*	% Var.
Yield per Passenger Kilometer (R$ cents)	18.43	18.28	0.8%	19.38	19.06	1.6%
Passenger Revenue per ASK (R$ cents)	12.81	12.12	5.7%	13.31	13.10	1.6%
Operating Revenue per ASK (RASK) (R$ cents)	14.64	13.77	6.3%	15.08	14.71	2.5%
Operating Cost per ASK (CASK) (R$ cents)	17.48	16.15	8.2%	16.40	15.29	7.2%
Operating cost, excluding fuel, per ASK (R$ cents)	10.12	9.73	4.0%	9.33	9.34	-0.1%

**2Q11 and 1H11 figures do not include Webjet

MACROECONOMIC INDICATORS

Operating Data	2Q12	2Q11	% Var.	1H12	1H11	% Var.
Average Exchange Rate (1)	1.96	1.60	23.0%	1.87	1.63	14.4%
End of period Exchange Rate (1)	2.02	1.56	29.5%	2.02	1.56	29.5%
Inflation (IGP-M) (2)	2.6%	0.7%	+0.1pp	3.2%	3.1%	+0.0pp
Inflation (IPCA) (3)	1.1%	1.4%	-1.3pp	2.6%	3.9%	+0.6pp
WTI (avg. per barrel, US$) (4)	93.35	102.34	-8.8%	98.15	98.50	-0.4%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	0.76	0.83	-8.5%	0.78	0.79	0.0%

Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg. Operating data were recalculated in accordance with the current DCA Manual.

BALANCE SHEET

LIQUIDITY

Cash and cash equivalents (including short-term investments) and restricted cash ended the quarter at R$1,967.9mn, 5.2% down over 2Q11, chiefly due to the year-on-year decline in LTM cash generation, higher financial expenses and increased investments in fixed assets (CAPEX).

Total Liquidity (R$ MM)	2Q12	2Q11	% Var.	1Q12	% Var.
In Reais	2,347.1	2,356.9	-0.4%	2,533.2	-7.3%
Total Cash	1,967.9	2,075.8	-5.2%	2,156.7	-8.8%
Short Term Receivables	379.2	281.1	34.9%	376.5	0.7%
Total Liquidity	2,347.1	2,356.9	-0.4%	2,533.2	-7.3%

GOL maintained its strong liquidity position, with total cash representing 24.4% of LTM net revenue. At the close of 2Q12, the Company’s total cash comprised: (i) cash and cash equivalents of R$983.3mn; (ii) R$719.4mn in immediate liquidity financial assets; and (iii) R$265.2mn in short and long-term restricted cash. Total cash represented 3.2x obligations due in the next 12 months (versus 6.0x in 2Q11).

Short-term receivables mainly comprise ticket sales via credit card and accounts receivable from travel agencies and cargo transportation. At the end of 2Q12, these receivables totaled R$379.2mn, 34.9% more than the R$281.1mn reported in 2Q11, chiefly due to the incorporation of Webjet’s receivables balance of R$35.0mn into GOL’s consolidated balance sheet and the period upturn in sales volume.

INDEBTEDNESS

On June 30, 2012, the Company’s total loans and financings came to R$5,232.9mn, 29.5% up over 2Q11, mainly due to: (i) the 29.5% period depreciation of the real against the dollar; (ii) the incorporation of Webjet’s liabilities totaling R$214.8mn; and (iii) the higher number of aircraft under financial leasing (45 in 2Q12, versus 41 in 2Q11). In relation to 1Q12, total debt increased by 7.2%, chiefly due to the 11.0% period depreciation of the real against the dollar.

Excluding the perpetual bonds, the Company’s total debt closed the quarter with an average term of 6.9 years and an average rate of 11.4% for local-currency debt and 7.0% for dollar-denominated debt. GOL ended the quarter with a leverage ratio (adjusted gross debt /EBITDAR) of 16.0x, versus 6.7x in 2Q11 and 14.9x in 1Q12. This indicator considers the leverage methodology used by the market, adding operational leasing expenses in the last 12 months and multiplying it by seven (the average duration of a leasing contract) to the Company’s total debt.

The table below separates the Company’s total debt into financial debt and debt related to aircraft financing under financial leasing in GOL's balance sheet, as well as future financial obligations from operational leasing contracts that cannot be canceled and are booked under the operating result (off balance sheet).

GOL ended 2Q12 with a net debt/EBITDAR ratio (LTM) of 10.0x, versus 3.2x in 2Q11 and 8.7x in 1Q12, negatively impacted by the period decline in operating cash flow. The difference between this leverage methodology and that used by the market (adjusted gross debt /EBITDAR) is due to the fact that the average maturity of GOL’s operational leasing contracts is less than seven years (less than four years in 2Q12).

Financing Debt (R$ MM)	2Q12	2Q11	% Var.	1Q12	% Var.
Aircraft Financing	2,126.9	1,590.9	33.7%	1,956.7	8.7%
Financial Leasings	2,126.9	1,590.9	33.7%	1,956.7	8.7%
Loans and Financings	3,106.0	2,451.1	26.7%	2,916.9	6.5%
Loans and Financings (ex-perpetual notes)	2,682.0	2,110.7	27.1%	2,496.9	7.4%
Perpetual Notes	361.8	279.4	29.5%	326.2	10.9%
Accumulated Interest	62.2	61.0	2.0%	93.8	-33.7%
Gross Debt (a)	5,232.9	4,042.0	29.5%	4,873.5	7.4%
Operating Leases (off-balance) (b)	2,468.4	1,817.7	35.8%	2,269.2	8.8%
Total Financing Debt (a)+(b) = c	7,701.3	5,859.7	31.4%	7,142.7	7.8%
Total Cash	1,967.9	2,075.8	-5.2%	2,156.7	-8.8%
Net Financing Debt	5,733.4	3,783.9	51.5%	4,986.0	15.0%
EBITDAR (LTM)	575.8	1,199.7	-52.0%	570.6	0.9%
Net Financing Debt / EBITDAR	10.0x	3.2x	215.7%	8.7x	14.0%

Total financial obligations, comprising gross debt recorded in the balance sheet and projected operational leasing payments between 2012 and 2021, came to around R$7.7bn in the quarter, 31.4% up on 2Q11 due to the inclusion of future leasing payments arising from Webjet’s fleet and the period depreciation of the real against the dollar.

In comparison with 1Q12, these expenses increased by 7.8%, chiefly due to 11.0% average depreciation of the real against the dollar. Total financial obligations indicate the real extent of the Company’s future obligations. The table below shows the amortization schedule of financial debt classified as long-term in the Company’s consolidated balance sheet, comprising long-term debt less aircraft financial leasing and interest.

Period	Debt in R$mn	% Total	% Real	%USD
2013	70.9	2.6%	65%	35%
2014	108.9	4.0%	82%	18%
2015	671.7	24.5%	100%	0%
2016	257.6	9.4%	100%	0%
>2016	1,274.4	46.3%	20%	80%
without Expiration	361.8	13.2%	0%	100%
Total	2,745.3	100.0%	48%	52%

The following table shows the main financial indicators used by the Company:

Financial Ratios	2Q12	2Q11	% Var.	1Q12	% Var.
% of Foreign Currency Debt (Balance Sheet)	70.2%	67.3%	+2.9pp	67.1%	+3.2pp
Cash and Equivalents as % of LTM Net Revenues	24.4%	29.2%	-4.8pp	27.6%	-3.2pp
Net Debt (R$ MM)	3,265.0	1,966.4	66.0%	2,716.8	20.2%
Gross Debt (R$ MM)	5,231.9	4,042.2	29.5%	4,873.5	7.4%
Adjusted Gross Debt ** (R$ MM)	9,196.1	7,612.5	20.8%	8,503.0	8.2%
Adjusted Net Debt ***(R$ MM)	7,228.2	5,536.7	30.6%	6,346.3	13.9%
Adjusted Gross Debt ** / EBITDAR (LTM)	16.0x	6.7x	+9.3 x	14.9x	+1.1 x
Adjusted Net Debt ***/ EBITDAR (LTM)	12.6x	4.8x	+7.7 x	11.1x	+1.4 x
EBITDA (LTM) / Financial Expenses (LTM)	0.0x	1.9x	-1.9 x	0.1x	-0.1 x
Net Financial Debt*/EBITDAR (LTM)	10.0x	3.2x	+6.6 x	8.7x	+1.2 x

*Financial commitments (gross debt + operational leasing contracts, in accordance with note 27 to the consolidated financial statements) less cash and cash equivalents and short-term investments; **Gross debt + LTM operational leasing expenses x 7; ***Adjusted gross debt less cash and cash equivalents and short-term financial investments. Certain variation calculations in this report may not match due to rounding.

FLEET

The Company closed the second quarter with a total fleet of 124 B737-700 and 800 NG aircraft with an average age of 7.3 years, plus 23 B737-300s, with an average age of 20.0 years. In 2Q12, the Company took delivery of one aircraft under an operational leasing contract and returned two aircraft under operational leasing, including one of Webjet's 737-300s. By the end of the quarter, there were three 767 aircraft as non-operational.

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 150 aircraft, 99 were under operational leases, 45 were under financial leases, and six are owned by the Company. GOL has purchase options on 39 of the 45 aircraft when their leasing contracts terminate.  In 2012, the Company expects a decline of more than 2% in the two companies’ combined seat supply over 2011.

The GOL unit closed the quarter with 124 operational aircraft (excluding the three Boeing 767-300s), 111 of which were actively flying in the period (versus an average of 109 in 2Q11). The Webjet unit ended the period with 30 operational aircraft, 20 of which actively flying, as shown in the table on page 5.

Fleet - End of Period	2Q12	2Q11(3)	Var	1Q12	Var
Consolidated Fleet	150	121	29	151	(1)
737-300	23	-	23	24	(1)
737-700	43	43	-	43	-
737-800	81	75	6	81	-
767-300	3	3	-	3	-
GOL’s Fleet	120	121	(1)	123	(3)
737-300	-		-	-	-
737-700	43	43	-	43	-
737-800	74	75	(1)	77	(3)
767-300 (1)	3	3	-	3	-
Webjet’s Fleet	30	-	30	28	2
737-300	23	-	23	24	(1)
737-700	-	-	-	-	-
737-800 (2)	7	-	7	4	3

(1)   Seven of GOL’s Boeing 737-800s were transferred to Webjet in 1H12 through a subleasing agreement.

(2)   Two of the three Boeing 767s are in the final stage of transfer to Delta Air Lines and the other is non-operational. The expenses related to transferring the two Boeing 767-300s are being 100% reimbursed by Delta.

(3)   At the close of 2Q11, GOL had six non-operational aircraft: three B737-300s and three B737-800s subleased

(4)   At the close of 2Q12, Webjet had three aircraft undergoing pre-devolution maintenance – the aircraft were returned in August

On June  30, 2012, the Company had 90 firm orders, 10 purchase rights and an additional 40 purchase options with Boeing. The approximate amount of the firm orders, excluding contractual discounts, is R$16.8bn, to be paid in accordance with the following schedule.

In addition to the above-mentioned obligations, the Company will pay R$1.8bn as advances on aircraft acquisitions in the above periods.

Aircraft Payments Forecast (R$MM)	2012	2013	2014	2015	2016	>2016	Total
Pre Delivery Deposits	265.1	603.7	525.2	442.8	91.0	3.6	1,931.4
Aircraft Acquisition Commitments,	809.9	3,166.7	4,678.7	4,195.6	3,286.2	702.7	16,839.8
Total	1,075.0	3,770.4	5,203.9	4,638.4	3,377.2	706.3	18,771.2

*List price of the aircraft

FUTURE FLEET PLAN

The table below presents the consolidated fleet plan revised by the Company, including demand from GOL and Webjet. The plan also includes early returns of Webjet’s Boeing 737-300s and their replacement by Boeing 737-700/800 NGs, in accordance with the aircraft purchase order signed by GOL and Boeing.

The following table shows the Company’s current situation and expectations regarding negotiations with the lessors of Webjet’s Boeing 737-300s and is therefore subject to possible alterations as these negotiations proceed.

Consolidated Fleet Plan – End of the Period	2011	2012	2013	2014
Boeing 737-700 NG	43	39	32	32
Boeing 737-800 NG	80	89	103	108
Boeing 737-300	24	9	-	-
Boeing 767 (1)	3	1	1	-
Total Fleet	150	138	136	140

(1)    Part of the total fleet, but not part of the operational fleet.

With the replacement of Boeing 737-300s by Boeing 737-800s, the Company will increase its average seating per aircraft, enhancing the flexibility of its operating capacity and improving aircraft efficiency in terms of fuel consumption.

CAPEX

GOL invested around R$164.3mn in 2Q12, 49% of which in the acquisition of aircraft for delivery between 2012 and 2014 (pre-delivery deposits); around 49% in the purchase of aircraft parts and 49% in aircraft reconfigurations and improvements; and around 2% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Break Workshop).

2012 GUIDANCE

Due to the impact of an adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent trends. The estimates below refer to GOL's and Webjet's consolidated figures.

The Company revises its 2012 guidance in this quarter earnings release due to the worsening macroeconomic scenario, exemplified by: (i) the new exchange rate level, which had a direct impact on around 55% of the Company’s costs, including jet fuel, maintenance, aircraft operational leasing, fleet insurance and costs from GOL’s international operations; (ii) the domestic aviation industry’s altered growth prospects due to the slowdown in Brazil’s economy; and (iii) the adjustment of supply to the new scenario.

2012 Guidance	Previous Scenario		Previous Scenario		Real 2012
	Min.	Max.	Min.	Max.	JAN-JUN
Brazilian GDP Growth	3.0%	4.0%	1.5%	2.5%	N.D.
Domestic Demand Growth (%RPK)	7.0%	10.0%	6.0%	9.0%	7.3%
Domestic Load Factor	71%	75%	71%	75%	69%
Passengers Transported (in million)	42	45	41	42	19
GOL Domestic Capacity (ASK billion)	50.2	51.2	48	49	24.5
RPK, System (in billion)	39	41.5	37	39	16.9
Departures (000)	363	370.3	354	364	178.9
CASK ex-fuel (R$ cents)	9.0	9.6	9.0	9.6	9.3
Fuel Liters Consumed (billion)	1.70	1.73	1.60	1.75	0.8
Average Exchange Rate (R$.US$)	1.75	1.80	1.95	2.00	1.87
Operating Margin (EBIT)	4.00%	7.00%	Note Below*		-8.7%

*Given extreme volatility and the economic deterioration, together with the negative operating performance in the first half of 2012, this year’s operating margin (EBIT) will be negative. Assuming the current economic assumptions do not change, GOL expects the second half to be better than the first, thanks to: (i) the adjustment measures adopted by the Company in the first half; (ii) the improved domestic economic scenario; (iii) lower economic volatility; and (iv) higher reduction in domestic supply, that may reach a 4.5% decrease compared to 2011.

The Company’s quarterly figures reflect substantial and variable seasonality, jeopardizing comparisons with estimates for the entire fiscal year. The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form

CONSOLIDATED BALANCE SHEET

Balance Sheet (R$ `000) IFRS Unaudited	2Q12	2Q11	4Q11
Assets	10,454,148	9,195,926	10,655,141
Current Assets	2,636,622	2,659,531	3,138,303
Cash and cash equivalents	983,275	1,643,472	1,230,287
Financial assets	719,391	313,431	1,009,068
Restricted cash	69,603	-	8,554
Trade and other receivables	379,231	281,087	354,134
Inventories of parts and supplies	150,149	141,746	151,023
Recoverable income taxes	191,448	117,644	212,998
Maintenance Deposits	34,987	-	35,082
Prepaid expenses	67,705	88,727	93,797
Derivatives transactions	-	-	4,213
Other current assets	40,810	73,424	39,147
Non-Current Assets	5,801,182	4,918,498	5,674,427
Property and equipment, net	4,026,159	3,659,079	3,890,470
Intangible Assets	1,775,023	1,259,419	1,783,957
Other Non-Current Assets	2,016,344	1,617,897	1,842,411
Prepaid expenses	40,212	49,515	44,964
Maintenance Deposits	639,186	611,435	595,517
Recoverable and deferred income taxes	1,133,137	831,022	1,086,990
Financial assets	-	110,264	-
Restricted cash	195,622	8,608	100,541
Other non-current assets	8,187	7,053	14,399

Balance Sheet (R$ `000) IFRS Unaudited	2Q12	2Q11	4Q11
Liabilities and Shareholders` Equity	10,454,148	9,195,926	10,655,141
Current Liabilities	2,856,843	1,725,982	3,595,665
Short-term borrowings	605,678	342,102	1,552,440
Accounts payable	534,149	235,215	414,563
Salaries, wages and benefits	242,050	252,682	250,030
Current income taxes payables	62,769	50,403	76,736
Sales tax and landing fees	253,293	140,344	190,029
Advance ticket sales	784,927	492,763	744,743
Provisions	78,619	15,708	75,568
Smiles deferred revenue	101,666	55,744	71,935
Advance from costumers	9,623	29,023	30,252
Dividend	584	593	584
Derivatives transactions	102,137	-	115,432
Other current assets	76,209	111,405	73,353
Non-Current Liabilities	6,129,274	4,865,295	4,853,565
Long-term debt	4,627,238	3,700,052	3,439,008
Smiles deferred revenue	286,797	162,586	214,779
Advance from costumers	-	-	-
Deferred income taxes	755,867	670,276	763,706
Provision	249,158	181,295	231,182
Current income taxes payables	116,475	121,833	112,935
Other non-current liabilities	74,854	29,253	91,955
Shareholder's Equity	1,489,262	2,604,649	2,205,911
Issued share capital	2,316,500	2,316,500	2,316,462
Capital reserves	60,263	60,263	60,263
Treasury shares	(51,377)	(11,887)	(51,377)
Other Reserves	64,147	566,580	26,665
Retained earnings	(902,617)	(326,769)	(146,140)

CONSOLIDATED INCOME STATEMENT

Income Statement (R$ `000) IFRS Unaudited	2Q12	2Q11*	% Var.	1H12	1H11	% Var.
Net operating revenues	1,830,658	1,566,341	16.9%	3,996,726	3,462,063	15.4%
Passenger	1,602,000	1,378,585	16.2%	3,526,254	3,082,433	14.4%
Cargo and Other	228,658	187,756	21.8%	470,472	379,630	23.9%
Operating Costs and Expenses	(2,185,303)	(1,837,155)	19.0%	(4,344,109)	(3,597,607)	20.7%
Salaries, wages and benefits	(399,276)	(385,304)	3.6%	(806,605)	(744,742)	8.3%
Aircraft fuel	(920,207)	(730,913)	25.9%	(1,871,773)	(1,399,963)	33.7%
Aircraft rent	(160,184)	(112,512)	42.4%	(301,866)	(240,756)	25.4%
Sales and marketing	(95,152)	(89,444)	6.4%	(188,061)	(181,313)	3.7%
Landing fees	(134,912)	(96,762)	39.4%	(277,094)	(181,894)	52.3%
Aircraft and traffic servicing	(130,921)	(116,691)	12.2%	(254,178)	(225,321)	12.8%
Maintenance materials and repairs	(105,799)	(89,633)	18.0%	(167,045)	(168,963)	-1.1%
Depreciation	(132,060)	(90,668)	45.7%	(251,042)	(180,824)	38.8%
Other	(106,792)	(125,228)	-14.7%	(226,445)	(273,831)	-17.3%
Operating Result (EBIT)	(354,645)	(270,814)	31.0%	(347,383)	(135,544)	156.3%
EBIT Margin	-19.4%	-17.3%	-2.1pp	-8.7%	-3.9%	-4.8pp
Other Income (expense)	(450,324)	(87,026)	417.5%	(473,535)	(923,859)	-48.7%
Interest expense	(109,468)	(86,670)	26.3%	(222,323)	(176,192)	26.2%
Interest Revenue	28,420	33,376	-14.8%	60,161	67,565	-11.0%
Exchange variation gain (loss)	(332,836)	27,013	nm	(260,139)	96,796	nm
Net hedge results	(17,834)	(62,853)	-71.6%	1,711	(93,466)	nm
Other expenses, net	(18,606)	2,108	nm	(52,946)	(7,535)	602.7%
Income (loss) before income taxes	(804,969)	(357,840)	125.0%	(820,919)	(248,376)	230.5%
Income taxes (expense) benefit	89,896	(863)	nm	64,442	40,931	-58.2%
Net income (loss)	(715,073)	(358,703)	99.3%	(756,477)	(289,307)	161.5%
Net Margin	-39.1%	-22.9%	-16.2pp	-18.9%	-8.4%	-10.6 pp
EBITDA	(222,585)	(180,146)	23.6%	(96,341)	45,280	nm
EBITDA Margin	-12.2%	-11.5%	-0.7pp	-2.4%	1.3%	nm
EBITDAR	(62,401)	(67,634)	-7.7%	205,525	286,036	-28.1%
EBITDAR Margin	-3.4%	-4.3%	+0.9pp	5.1%	8.3%	-3.1pp

* 2Q11 and 1H11 figures do not include Webjet

CASH FLOW STATEMENT

	Consolidated
CASH FLOW STATEMENT (in thousands of R$) Unaudited	(IFRS and BRGAAP)
	03/31/2012	03/31/2011
Net income (loss)	-756,477	-289,307
Adjustments to reconcile net income:
Depreciation and amortization	251,042	180,824
Allowance for doubtful accounts	15,076	4,480
Provision for contingencies	9,802	2,836
Provision for onerous contracts	-	12,330
Provision for inventory obsolescence	-235	19
Deferred taxes	-69,037	21,325
Equity in subsidiaries	-	-
Share-based compensation	7,684	14,957
Exchange rate changes and inflation adjustments, net	264,019	-111,237
Interest on loans	127,998	176,193
Unrealized hedge income (loss), net of taxes	60,607	26,485
Provision	1,988	-1,508
Mileage program	101,749	10,674
Write-off of property, plant and equipment and intangible assets	5,725	5,073
Provision for results	-	28,283
Impairment	-3,058	-
Changes in operating assets and liabilities:
Trade accounts receivable	-40,173	17,487
Short-term investments used to trade	287,688	-
Inventories	1,109	29,225
Deposits	-20,873	26,329
Prepaid expenses and recoverable taxes	34,791	21,937
Other receivables	8,761	5,367
Trade accounts payable	119,586	19,423
Advanced ticket sales	40,184	-34,714
Advances from customers	-20,629	-28,820
Payroll	-7,980	46,536
Tax and landing fees	-	-56,727
Taxes payable	63,265	8,915
Provisions	-5,809	27,216
Other payables	17,419	-30,168
Insurance	-13,549	-48,345
Liabilities from derivative transactions	-24,516	-
Other liabilities	-13,730	-7,074
Cash provided by operating activities	442,427	78,014
Interest paid	-60,068	-73,404
Income tax paid	-4,595	-19,606
Net cash provided by (used in) operating activities	377,764	-14,996
Investing activities
Short-term investments	-	-401,089
Restricted cash	-156,130	25,892
Payment of property, plant and equipment	-365,879	-118,306
Intangible assets	-14,585	-13,270
Net cash used in investing activities	-536,594	-506,773
Financing activities
Short and long term debt collection	218,334	548,458
Short, long term debt and lease payments	-307,801	-290,491
Due from related parties	-	-
Dividends paid	-	-50,857
Capital increase	-	807
Advance for future capital increase	579	-
Net cash provided by financing activities	-88,888	207,917
Exchange rate changes in cash and cash equivalents of foreign subsidiaries	706	1,466
Increase (decrease) in cash, net	-247,012	-312,386
Cash and cash equivalents at the beginning of period	1,230,287	1,955,858
Cash and cash equivalents at the end of period	983,275	1,643,472

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 e NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 840 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,400 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 136 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The two companies continue to operate separately and are awaiting approval of the transaction by CADE, Brazil’s antitrust authority.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACTS	▶ Edmar Lopes	▶ André Carvalho	▶ Gustavo Mendes

INVESTOR RELATIONS

ri@golnaweb.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

CONFERENCE CALLS

Tuesday

August 14, 2012

PORTUGUESE

11:00 a.m. (Brazil) -10:00 a.m. (US ET)

Phone: +55 (11) 2188-0155

Code: GOL

Replay: +55 (11) 2188-0155

Replay Code: GOL

Live Webcast:

www.voegol.com.br/ri

ENGLISH

12:30 p.m. (Brazil)

11:30 a.m. (US ET)

Phone: +1 (412) 317-6776

(other countries) or

+1 (877) 317-6776 (USA)

Code: GOL

Replay: +1 (412) 317-0088

(demais países) ou

+1 (877) 344-7529 (EUA)

Replay Code: 10016550

Live Webcast:

www.voegol.com.br/ir

CORPORATE COMMUNICATION

Phone: (11) 2128-4413

comcorp@golnaweb.com.br

MEDIA RELATIONS Edelman (USA and Europe): Meaghan Smith and Robby Corrado Phone: 1 (212) 704-8196 / 704-4484 meaghan.smith@edelman.com or robby.corrado@edelman.com

GLOSSARY OF INDUSTRY TERMS

▶AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

▶BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

▶BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER: a flight operated by an airline outside its normal or regular operations.

▶EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR: the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):  operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):  total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.